EXHIBIT 4.10

SUMMUS [LOGO]
434 Fayetteville Street, Suite 600, Raleigh, NC  27601




                                November 18, 2005


 LAP Summus Holdings LLC
 c/o Liberty Associated Partners, L.P.
 3 Bala Plaza East, Suite 502
 Bala Cynwyd, PA 19004
 Attn.: Scott G. Bruce



          We refer to the Securities Purchase Agreement, the Security Agreement and the Registration Rights Agreement each dated as of the date hereof among you, us and the other parties referenced therein as well as to the 6% Senior Secured Debenture (the "Debenture") and the Stock Purchase Warrants granted by us to you on the date hereof (all these documents together the "Transaction Documents").

          As an inducement to your participation in the transactions contemplated by the Transaction Documents, we hereby acknowledge and agree that we will promptly (and in any event within ten days) on your written request name any person you designate to our Board of Directors, and we hereby agree that we will use our best efforts to cause such person (or any substitute person you designate) to be elected to and thereafter remain on our Board of Directors for such period of time as you own the Debenture or own or have the right to acquire at least ten percent of the shares to which you immediately after issuance of the Debenture have the right to acquire under the warrants issued in connection with the Debenture. Such designee shall also be nominated to any executive (or comparable) committee of the board, and any other committee that the board determines in its judgement and will be promptly furnished with all information provided by the Company to the other members of the Board of Directors or such committee. In addition, such designee shall have notice of, and the right to observe meetings of any other committees of the board, and shall be promptly furnished with all information provided to members of such other committees. The failure to be in compliance with this undertaking will constitute a "default" under any of the Transaction Agreements.

          We further acknowledge and agree that LAP Summus Holdings, LLC and its partners, affiliates and affiliates of its partners engage in a wide variety of activities and have investments in many other companies, some of which may be competitive with our business. LAP Summus Holdings, LLC shall not be liable for any claim arising out of, related to or based upon, (a) the investment by LAP Summus Holdings, LLC in any



                                  Summus, Inc.
     main office: 919.807.5600 o toll free: 877.463.3253 o fax: 919.807.5601
                                 www.summus.com
entity competitive to Summus, Inc. or (b) actions taken by any partner, officer or other representative of LAP Summus Holdings, LLC to assist any such competitive company, whether or not such action was taken as a board member of such competitive company or otherwise, and whether or not such action has a detrimental effect on Summus, Inc. The foregoing limitation shall not apply in the event that such claim arises out of or  relates to a breach by LAP Summus  Holdings,  LLC of any  agreement
with  us,   including  the  agreement  not  to  disclose   confidential
information of Summus, Inc.


                                               Very truly yours,

                                               /s/ Donald T. Locke

                                               Donald T. Locke
                                               Chief Financial Officer